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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of August 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]      Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes [ ]          No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2003                          ASHANTI GOLDFIELDS COMPANY LIMITED



                                              By: /s/ Ernest Abankroh
                                                  ------------------------------
                                              Name:  Ernest Abankroh
                                              Title: Company Secretary
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                                [ASHANTI LOGO]


         P    R    E    S    S        R    E    L    E    A    S    E
         ------------------------------------------------------------

FOR IMMEDIATE RELEASE                                            8 August 2003

                    CONFIRMATION OF APPROACH FROM RANDGOLD

The board of Ashanti Goldfields Company Limited ("Ashanti") notes recent press comment and confirms that it has received an indicative proposal from Randgold Resources Limited ("Randgold") to acquire the issued share capital of Ashanti through a scheme of arrangement at a proposed ratio of one Randgold ordinary share for every two Ashanti ordinary shares. This indicative proposal is conditional on, amongst other things, mutual due diligence by the two companies.

These preliminary discussions are at an early stage and may or may not lead to a formal proposal being made or an agreement being reached. Consequently, holders of Ashanti securities are advised to exercise caution when dealing in the relevant securities.

As announced on 4 August 2003, Ashanti has entered into a transaction agreement with AngloGold Limited ("AngloGold") which it continues to progress.

A further announcement will be made in due course.

End


For further information contact:

Ashanti Goldfields Company Limited
Kweku Awotwi                                            Tel:    +233 21 772 331
Corinne Gaisie                                          Tel:    +44 20 7256 9938

Grandfield
UK Investors and Media
Matthew Jervois                                         Tel:    +44 20 7417 4170

Golin Harris
North American Contact
Kevin Kirkeby                                           Tel:    +1 212 697 9191

CIBC World Markets
Andy Quinn                                              Tel:    +44 20 7234 6000

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.